401 9th Street NW, Suite 400 South

Washington, DC 20004

Telephone: 202-220-6900

Fax: 202-220-6945

www.lockelord.com

John Bruno

Direct Telephone: 202-220-6963

Direct Fax: 202-521-4203

jbruno@lockelord.com

September 2, 2009

Mr. Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-5546

Re:	United Financial Bancorp
Form S-4, filed August 12, 2009
File No. 333-161282

Dear Mr. Envall:

We are hereby responding to your comment letter dated August 14, 2009. You requested that the tax opinions included at Exhibit 8.1 and Exhibit 8.2 include a discussion of the tax consequences of the merger or in the alternative, you requested that we revise the discussion in the prospectus to include the full tax opinions.

1.	In our Pre-Effective Amendment No. 1 to our Form S-4, filed on September 2, 2009, we have revised the discussion in the prospectus to include the full tax opinions of Locke Lord Bissel & Liddell LLP and Kilpatrick Stockton LLP. We have also revised the consents included in Exhibits 8.1 and 8.2 to reflect that the opinions of Locke Lord Bissell & Liddell LLP and Kilpatrick Stockton are included in the prospectus.

2.	The Pre-Effective Amendment No. 1 to the Form S-4 is marked to show changes from the initial filing with the Commission. The changes consist primarily of the inclusion of the dates, times and locations of the special shareholders meeting, and number of shares outstanding, share ownership and stock price information as of the record date.

In addition to the above, the Registrant acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

Mr. Eric Envall

September 2, 2009

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 202.220.6963 with any comments or questions you may have.

Very truly yours,

LOCKE LORD BISSELL & LIDDELL LLP

/s/ John Bruno
John Bruno

cc:	Richard B. Collins